Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2012

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2012, announced on August 8, 2012. For more information on our use of non-GAAP financial measures in this report, see the sections entitled “Rio Tinto Financial information by business unit" and ”Reconciliation of net earnings and underlying earnings". This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. In particular, among other statements, certain statements under the caption “Chief Executive’s comments” and “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Rio Tinto 2012 Form 6-K      2

Chief executive’s comments

Chief executive Tom Albanese said “We continue to generate strong margins despite falling prices, reflecting the low cost nature of our businesses and our first-rate operational performance.  We are reaping the benefits of investing early in iron ore, which is producing consistently high returns.

“We have been signalling for some time that markets would remain volatile and we have seen challenging conditions in the first half. Although sentiment remains negative in Europe and the US recovery is still fragile, our order books are full and we expect Chinese GDP growth to be around eight per cent in 2012. We expect to see signs of improvements in Chinese economic activity by the end of the year, with growth picking up more strongly as Government stimulus measures announced in the second quarter begin to flow through to infrastructure investment. Around 500 of these investment projects are slated to start later this year and in 2013.

“We have some of the best quality growth projects in the world and the flexibility to phase investment plans. Many of our projects are close to completion and will start generating revenues in the near term. Benga has already made its first coking coal shipment, the Yarwun 2 alumina refinery is complete and ramping up, Oyu Tolgoi starts commercial production next year and we will increase Pilbara iron ore production capacity by more than 50 million tonnes a year by the end of 2013.

 “Our Pilbara operations enjoy one of the highest margins in the industry, low relative capital intensity of investment and we have one of the strongest track records in the mining industry of completing projects on time and budget.

 “Across the sector, miners are facing increasing costs and we are actively undertaking measures to tackle this challenge. Rio Tinto has a long-established track record of cost control and productivity improvement.  While cost increases have abated somewhat, this remains a major area of focus as we continually seek to enhance our operational and financial performance.  We are placing a high priority on productivity improvements at our operations, where around 90 per cent of our costs are incurred, and are implementing a programme to improve the efficiency and effectiveness of our support and service functions across the business.

“We have the added advantage of clear leadership in innovation, where we continue to make real progress in implementing step-change technologies. From autonomous trucks and trains to faster underground tunnelling and advanced mineral recovery, all of these initiatives are aimed at reducing costs and improving productivity.

“With our confidence in the long-term outlook, superior assets and high quality growth pipeline, we remain well positioned to deliver shareholder value over the long term.”

Rio Tinto 2012 Form 6-K      3

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below.

		Underlying earnings US$m	Net earnings US$m
2011 first half		7,781	7,587
Prices	(1,936)
Exchange rates	200
Volume increases	366
Volume declines	(584)
General inflation	(162)
Energy	(12)
Other cash costs	(388)
Exploration and evaluation costs (including disposals of undeveloped properties)	(90)
Non cash/interest/tax/other	(21)
Total changes in underlying earnings		(2,627)	(2,627)
Movement in (losses)/gains on consolidation and disposal of interests in businesses			(80)
Movement in exchange differences and gains on derivatives			(185)
Recognition of deferred tax asset following introduction of Minerals Resource Rent Tax			1,043
Other movements			147
2012 first half		5,154	5,885

Prices

The effect of price movements on all major commodities in 2012 first half was to decrease underlying earnings by $1,936 million compared with 2011 first half. Prices declined for nearly all of Rio Tinto’s major commodities, with the exception of gold which was up 14 per cent on 2011 first half, minerals (mainly borates and titanium dioxide feedstocks) and thermal coal.

Average thermal coal prices were higher in the 2012 first half compared with 2011 first half, although the 2012/13 Japanese fiscal year contract price, applicable from April 2012, is lower than the previous contract price. Copper prices were down 14 per cent, aluminium prices averaged 15 per cent lower and molybdenum was 17 per cent lower. The average Platts price for 62 per cent Pilbara fines declined by 21 per cent compared with 2011 first half.

Exchange rates

Compared with 2011 first half, on average, the US dollar was unchanged against the Australian dollar but strengthened by three per cent against the Canadian dollar, by seven per cent against the Euro and by 15 per cent against the South African Rand. The effect of all currency movements was to increase underlying earnings relative to 2011 first half by $200 million.

Volumes

Volume increases enhanced earnings by $366 million compared with 2011 first half. These were achieved primarily in iron ore, where sales volumes rose four per cent due to increased capacity at the Pilbara ports, and at Rio Tinto Coal Australia, in line with recently completed thermal coal expansions. Production of iron ore and coal benefited from a reduced impact from severe wet weather compared with 2011 first half. Volume declines lowered earnings by $584 million compared with 2011 first half. These were driven by copper and gold, with lower grades at Kennecott Utah Copper and no metal share from Grasberg.

Rio Tinto 2012 Form 6-K      4

Energy and other cash costs

Industry-wide cost pressures continued during the first half of 2012, in particular at some of the mining hotspots where Rio Tinto has significant operations, such as the Pilbara region of Western Australia. Rio Tinto has a clear focus on cost control including support and service costs across the organisation.

Higher energy costs across the Group lowered underlying earnings by $12 million compared with 2011 first half. In 2012 first half, many operations were impacted by higher fuel, diesel and power rates.

Higher other cash costs during the first half of 2012 decreased underlying earnings by $388 million compared with 2011 first half due to a combination of fixed production cost inefficiencies associated with lower volumes due to grade, higher maintenance costs and costs associated with operational readiness for the Pilbara expansion of iron ore production.

Exploration and evaluation

In 2012 first half, evaluation work progressed at many of the Group's projects including the Resolution and La Granja copper projects and the Simandou iron ore project. In the period, Rio Tinto divested various exploration properties, including interests in Extract Resources and Kalahari Minerals, resulting in net gains on disposal of $260 million for the group. The impact from higher exploration and evaluation expenditure net of gains realised from divestments was to lower underlying earnings by $90 million compared with 2011 first half.

Interest/tax

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 27.4 per cent compared with 29.6 per cent in 2011 first half. The group interest charge was $68 million lower than in 2011 first half, mainly reflecting an increase in capitalised interest.

Items excluded from underlying earnings

A deferred tax asset of $1,043 million was recognised following the introduction of the Minerals Resource Rent Tax (MRRT) on 1 July 2012. This new legislation, which applies to companies with iron ore and coal operations in Australia, allows a deduction against future MRRT liability based on the market value of past investments in these mining assets as at 1 May 2010. Accordingly, a deferred tax asset has been recognised to reflect the deductibility for MRRT purposes of the market value of these mining assets to the extent recovery is probable.

In 2012 first half, an impairment charge of $115 million was recognised relating to the Specialty Alumina and Cable businesses based on agreed sales values.

In 2011 first half, an impairment charge of $157 million was recognised relating to the Lynemouth smelter which was subsequently closed in March 2012. Other exclusions in 2011 first half, included in operating costs, related mainly to the write-down of inventory balances at Energy Resources of Australia. Other charges excluded from underlying earnings comprise costs relating to acquisition, disposal and similar corporate projects.

Cash flow

First half cash flows from operations, including dividends from equity accounted units, were $7.8 billion, 39 per cent lower than 2011 first half, primarily as a consequence of lower prices. Corporate taxes paid in 2012 first half increased by four per cent to $3.8 billion in line with higher taxable profits recorded in the second half of 2011.

Purchase of property, plant and equipment and intangible assets accelerated in 2012 first half to $7.6 billion, an increase of $2.4 billion from 2011 first half. This included the continued expansion of the Pilbara iron ore mines and infrastructure to 283 Mt/a in Western Australia, the development of the Oyu Tolgoi copper-gold project in Mongolia, the modernisation of the Kitimat aluminium smelter in British Columbia, the extension and expansion of the Kestrel coking coal mine in Queensland and the underground development of the Argyle diamond mine in Western Australia.

In 2012 first half, the Group received $1.35 billion following completion of the agreement with Chalco to develop and operate Simandou.

Rio Tinto 2012 Form 6-K      5

The Group completed its $7 billion share buy-back programme, of which $1.5 billion was spent in 2012 first half.

Dividends paid in 2012 first half of $1.7 billion were $0.4 billion higher than 2011 first half reflecting the 34 per cent increase in the 2011 final dividend.

Statement of financial position

Net debt (defined on page F-9) increased from $8.5 billion at 31 December 2011 to $13.2 billion at 30 June 2012 as strong operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme. Net debt to total capital was 17 per cent at 30 June 2012 and interest cover was 15 times. Rio Tinto aims to maintain its single A credit rating.

Adjusted total borrowings at 30 June 2012 were $20.5 billion. The weighted average maturity of adjusted total borrowings was around nine years with the maximum nominal amount maturing in any one fiscal year currently $2.7 billion. At 30 June 2012, approximately two thirds of Rio Tinto’s adjusted total borrowings were at fixed interest rates. In 2012 first half, Rio Tinto issued $2.5 billion of fixed rate bonds, with maturities of 3, 5, 10 and 30 years, a weighted average coupon of just under three per cent and a weighted average maturity of around 12 years. Cash and cash equivalents at 30 June 2012 were $7.3 billion.

Profit for the period

Profit in 2012 first half was $6,092 million (2011 first half $8,078 million) of which $207 million (2011 first half $491 million) was attributable to non-controlling interests, leaving $5,885 million (2011 first half $7,587 million) of net earnings attributable to owners of Rio Tinto. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends

The aim of Rio Tinto's progressive dividend policy is to increase the US dollar value of ordinary dividends over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars. For the purposes of the 2012 interim dividend this will be converted at exchange rates applicable on 6 August 2012.

The interim dividend is set at one half of the total dividends declared for the previous year. Therefore, an interim dividend equivalent to US 72.5 cents per share has been declared by Rio Tinto plc and Rio Tinto Limited, a 34 per cent increase compared with the 2011 interim dividend of US 54 cents per share.

Rio Tinto 2012 Form 6-K      6

Rio Tinto financial information by business unit

	Rio Tinto interest %	Gross revenue (a)		EBITDA (b)		Net earnings (c)
		for the 6 months to 30 June		for the 6 months to 30 June		for the 6 months to 30 June
		2012 US$m	2011 US$m	2012 US$m	2011 US$m	2012 US$m	2011 US$m
Iron Ore
Hamersley	100.0	9,112	10,040	6,317	7,387	4,077	4,918
Robe River (d)	53.0	2,161	2,379	1,648	1,852	840	981
Iron Ore Company of Canada	58.7	921	1,069	330	550	117	199
Dampier Salt	68.4	208	217	10	18	(2)	3
Product group operations		12,402	13,705	8,305	9,807	5,032	6,101
Evaluation projects/other		54	55	(314)	(153)	(279)	(149)
		12,456	13,760	7,991	9,654	4,753	5,952
Aluminium	(e)
Bauxite & Alumina		1,418	1,502	51	192	(112)	(6)
Primary Metal		2,832	3,638	454	860	68	322
Other Integrated Operations		17	12	(28)	(53)	2	(38)
Intersegment		(723)	(892)	7	(21)	5	(15)
Integrated Operations		3,544	4,260	484	978	(37)	263
Other Product Group Items		1,404	2,029	37	70	28	52
Product group operations		4,948	6,289	521	1,048	(9)	315
Evaluation projects/other		74	85	35	32	33	29
		5,022	6,374	556	1,080	24	344
Copper
Kennecott Utah Copper	100.0	1,146	1,853	462	1,164	258	734
Escondida	30.0	1,255	1,342	704	830	387	471
Grasberg joint venture	(f)	16	217	5	150	(6)	77
Palabora	57.7	542	582	93	206	27	64
Northparkes	80.0	211	154	110	78	65	46
Product group operations		3,170	4,148	1,374	2,428	731	1,392
Evaluation projects/other		47	–	(547)	(228)	(175)	(155)
		3,217	4,148	827	2,200	556	1,237
Energy
Rio Tinto Coal Australia	(g)	2,533	2,520	505	858	196	433
Rössing	68.6	170	224	(33)	(25)	(22)	(17)
Energy Resources of Australia	68.4	157	246	14	(12)	(53)	(17)
Product group operations		2,860	2,990	486	821	121	399
Evaluation projects/other		2	2	286	(32)	186	(24)
		2,862	2,992	772	789	307	375
Diamonds and Minerals
Diamonds	(i)	350	313	35	50	(38)	(10)
RTIT	(j)	1,023	769	379	140	212	39
Rio Tinto Minerals	(k)	344	533	114	130	75	84
Product group operations		1,717	1,615	528	320	249	113
Evaluation projects/other		4	6	(59)	(18)	(46)	(15)
		1,721	1,621	469	302	203	98
Other Operations	(l)	3,581	4,132	(72)	448	(227)	91

Intersegment transactions		(1,067)	(1,429)	–	34	–	25
Product Group Total		27,792	31,598	10,543	14,507	5,616	8,122
Other items			–	(364)	(259)	(299)	(210)
Exploration and evaluation			–	(100)	5	(79)	21
Net interest			–			(84)	(152)
Underlying earnings				10,079	14,253	5,154	7,781
Share of equity account unit sales and intra-subsidiary/equity accounted units sales		(2,465)	(2,542)
Items excluded from underlying earnings		9	–	(69)	(75)	731	(194)
Consolidated sales revenue/EBITDA/net earnings		25,336	29,056	10,010	14,178	5,885	7,587
Depreciation & amortisation in subsidiaries				(2,050)	(1,837)
Impairment charges				(94)	(195)
Depreciation & amortisation in equity accounted units				(245)	(266)
Taxation and finance items in equity accounted units				(405)	(381)
Profit on ordinary activities before finance items and tax				7,216	11,499

Rio Tinto 2012 Form 6-K      7

Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure (o)		Depreciation & amortisation		Operating assets (p)
		for the 6 months to 30 June		for the 6 months to 30 June		as at 30 June	as at 31 December
		2012 US$m	2011 US$m	2012 US$m	2011 US$m	2012 US$m	2011 US$m
Iron Ore
Hamersley	100.0	1,984	706	497	390	12,691	8,422
Robe River (d)	53.0	592	426	142	118	3,814	2,935
Iron Ore Company of Canada	58.7	363	236	58	54	1,463	1,177
Dampier Salt	68.4	14	10	12	12	268	249
Simandou	(m)	98	700	4	4	283	588
Other		–	–	–	–	(2)	(3)
		3,051	2,078	713	578	18,517	13,368
Aluminium	(e)
Bauxite & Alumina		267	247	165	176	9,353	9,504
Primary Metal		869	441	350	377	16,395	15,726
Other Integrated Operations		20	46	12	9	1,178	974
Integrated Operations		1,156	734	527	562	26,926	26,204
Copper
Kennecott Utah Copper	100.0	403	166	114	117	2,225	2,025
Escondida	30.0	369	213	78	68	1,734	1,548
Grasberg joint venture	(f)	66	73	15	18	607	596
Palabora	57.7	16	32	42	53	32	3
Northparkes	80.0	21	12	20	9	392	406
Oyu Tolgoi	(n)	1,185	1,009	2	–	6,782	5,049
Other		133	118	23	2	(563)	2,467
		2,193	1,623	294	267	11,209	12,094
Energy
Rio Tinto Coal Australia	(g)	787	444	190	151	4,645	3,993
Rio Tinto Coal Mozambique	(h)	86	48	–	–	3,417	3,363
Rössing	68.6	7	8	15	15	41	153
Energy Resources of Australia	68.4	54	31	102	20	147	137
Other		–	–	–	–	568	518
		934	531	307	186	8,818	8,164
Diamonds and Minerals
Diamonds	(i)	273	162	84	68	1,312	1,170
RTIT	(j)	75	55	76	83	2,910	2,930
Rio Tinto Minerals	(k)	21	14	15	19	505	465
Other		–	–	–	–	4	5
		369	231	175	170	4,731	4,570
Other Operations	(l)	346	321	228	286	3,571	3,830
Product Group Total		8,049	5,518	2,244	2,049	73,772	68,230
Intersegment transactions						169	79
Net assets held for sale	(q)	–	–	–	–	268	55
Other items		78	107	51	54	(5,315)	(4,392)
Less: jointly controlled entities and associates		(602)	(507)	(245)	(266)
Total		7,525	5,118	2,050	1,837	68,894	63,972
Less: Net debt						(13,189)	(8,451)
Less: EAU funded balances excluded from net debt						(30)	(2,982)
Equity attributable to Rio Tinto shareholders						55,675	52,539

Rio Tinto 2012 Form 6-K      8

Notes to financial information by business unit

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes Pacific Aluminium, Other Aluminium and the Cable division of Alcan Engineered Products which are included in 'Other Operations'.

(a)

Gross sales revenue includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units (after adjusting for intra-subsidiary/equity accounted unit sales).

(b)

EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)

Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)

The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group's net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(e)

Aluminium is now presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities. Comparative information for the 6 months ended 30 June 2011 has been adjusted accordingly.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)

Includes Rio Tinto's 80 per cent interest in Coal and Allied (prior to 16 December 2011 Rio Tinto’s interest was 75.7%) which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley, giving the Group a beneficial interest at 30 June of 32 per cent and 64 per cent, respectively.

(h)

Rio Tinto Coal Mozambique (RTCM) owns and operates a number of exploration and early development stage projects, specialising in coal opportunities in southern Africa. Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project. These projects are located contiguously in the Tete and Moatize provinces of Mozambique. RTCM also has several prospective exploration tenements in the region.

(i)	Diamonds includes Rio Tinto's interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).
(j)

Includes Rio Tinto's interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and RBM (attributable interest of 37 per cent). On 1 February the Group announced it would take a majority stake in RBM. Operating assets at 31 December 2011 have been adjusted for amounts reclassified from 'other items' in respect of shareholder loans at RBM.

(k)	Includes Rio Tinto's interests in Rio Tinto Borax (100 per cent). Rio Tinto completed the sale of its 100 per cent interests in its talc operations on 1 August 2011.
(l)

Other operations include Rio Tinto’s 100 per cent interests in Pacific Aluminium, Other Aluminium and the Cable division of Alcan Engineered Products (other than its operating assets, which are part of net assets held for sale), Rio Tinto Marine and its 39 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division). Rio Tinto completed the sale of its Colowyo coal mine on 1 December 2011.

(m)

Following finalisation of the Simandou Joint Development Agreement, and subsequent earn-in by Chalco on 24 April 2012, Rio Tinto’s current interest in the Simandou Iron Ore project reduced from 95 per cent to 50.35 per cent.

(n)

Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its investment in Turquoise Hill Resources (Turquoise Hill). The Group’s remaining interests in the assets of Turquoise Hill, unrelated to Oyu Tolgoi LLC, are reported in the Copper group within ‘Other’. On 24 January 2012, the Group took a majority stake in Turquoise Hill and has consolidated Turquoise Hill from 1 January 2012 (Refer to ‘Acquisitions and disposals’ on page F-10 to F13).

(o)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group. In addition to purchase of property, plant & equipment and intangibles of US$7.6 billion as reported in the cash flow statement, capital expenditure of US$7.5 billion also comprises disposals of property, plant and equipment, capitalised evaluation costs and and disposals of intangible assets.

(p)

Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated post deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt).

(q)

Net assets held for sale at 30 June 2012 include Specialty Alumina and Cable divisions acquired with Alcan and RTCM’s Zululand Anthracite Colliery (ZAC) which was acquired with a view to resale. Net assets held for sale at 30 June 2011 relate to the Group’s talc business.

Rio Tinto 2012 Form 6-K      9

Reconciliation of net earnings to underlying earnings

Exclusions from Underlying earnings	Pre-tax US$m	Taxation US$m	Non- controlling interests US$m	Six Months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Impairment charges net of reversals (a)	(94)	(21)	–	(115)	(157)	(9,290)
(Losses)/gains on consolidation and disposal of interests in businesses (b)	(51)	–	–	(51)	29	167
Loss after tax from discontinued operations	–	–	–	–	10	(10)
Exchange and derivative gains/(losses):
– Exchange (losses)/gains on US dollar net debt and intragroup balances	(184)	21	(2)	(165)	82	(147)
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (c)	41	(4)	(15)	22	15	(19)
– Gains/(losses) on commodity derivatives not qualifying for hedge accounting (d)	28	(7)	–	21	(34)	109
Deferred tax asset write off	–	–	–	–	–	(342)
MRRT (e)	–	1,114	(71)	1,043	–	–
Other exclusions (f)	(51)	6	21	(24)	(139)	(191)
Total excluded from Underlying earnings	(311)	1,109	(67)	731	(194)	(9,723)
Net earnings	6,770	(678)	(207)	5,885	7,587	5,826
Underlying earnings	7,081	(1,787)	(140)	5,154	7,781	15,549

Underlying earnings' is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Exclusions from Underlying earnings relating to both equity accounted units ('EAUs') and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column 'Pre-tax'. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations.

A net impairment charge of US$94 million was recognised in 2012, relating mainly to the Specialty Alumina and Cable divisions, which are treated as disposal groups held for sale in the statement of financial position.

An impairment charge of US$9,290 million was recognised in 2011, of which US$8,855 million related to the Group’s aluminium businesses.
In addition there were net impairments of US$344 million relating to the Group's diamond businesses and US$91 million in other net impairments.
(b)

Losses arising on the consolidation of interest in businesses in 2012 include adjustments on consolidation of Ivanhoe Mines Limited on 1 January 2012. Profits arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group's talc business and of its Colowyo mine. Refer to ‘Acquisitions and disposals’ on page F-10 to F-13.

(c)

Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(d)

Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(e)	A deferred tax asset was recognised following the introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to prima facie tax reconciliation on page F-10.
(f)

Other credits and charges that, individually, or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Rio Tinto 2012 Form 6-K      10

Review of operations

Comparison of underlying earnings

2012 first half underlying earnings of $5,154 million were $2,627 million below 2011 first half underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2011 first half underlying earnings	7,781

Iron ore	(1,199)
Aluminium	(320)
Copper	(681)
Energy	(68)
Diamonds & Minerals	105
Other operations	(318)
Central exploration and evaluation	(100)
Interest	68
Intersegment transactions and other items	(114)

2012 first half underlying earnings	5,154

Iron ore

	First half	First half
	2012	2011	Change
Production (million tonnes – Rio Tinto share)	94.3	90.7	+4%
Production (million tonnes – 100%)	120.3	115.4	+4%
Gross sales revenue ($ millions)	12,456	13,760	-9%
Underlying EBITDA ($ millions)	7,991	9,654	-17%
Underlying earnings ($ millions)	4,753	5,952	-20%
Capital expenditure ($ millions)	3,051	2,078	+47%

Performance

The Iron Ore group’s underlying earnings of $4,753 million in 2012 first half were 20 per cent lower than 2011 first half, reflecting lower iron ore prices partly offset by higher volumes. The increase in capital expenditure reflects the expansion in the Pilbara to 283 Mt/a, the expansion of Iron Ore Company of Canada (IOC) to 23 Mt/a and ongoing early stage investment at the Simandou iron ore project in Guinea.

Markets

First half sales of 109 million tonnes (100 per cent basis) from the Pilbara set a new first half record, rising by four per cent compared with the same period in 2011. Approximately 40 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold either on the current quarter average, current month average or spot index. Prices are adjusted for product characteristics and iron and moisture content.

Operations

The Pilbara mines achieved record production in the first half of 2012 of 114 million tonnes (Rio Tinto share 91 million tonnes), four per cent higher than the corresponding period in 2011. Production continued to exceed sales as the business prepared itself for the expansion to 283 Mt/a, with a measured build-up of stocks at the mine sites. Rio Tinto’s Pilbara ports achieved throughput at their nameplate capacity rate of 230 million tonnes over the past 12 months.

Rio Tinto 2012 Form 6-K      11

During the first half, a significant scheduled shut-down at the Cape Lambert facilities took place, involving the removal of a 40 year-old overhead conveyor gantry and installation of a fully-commissioned new stacker. The capacity of the Pilbara system increased by a further five million tonnes to 230 Mt/a during the first quarter of 2012, following the completion of the second debottlenecking project at the Dampier port on time and on budget.

At IOC, first half production was four per cent higher than the corresponding period in 2011, owing to improved product mix, lower strip ratios and mine improvements leading to additional concentrate and pellet production.

New projects and growth

The expansions of the Pilbara to 283 Mt/a (now fully approved) by the end of 2013 and 353 Mt/a by the end of the first half of 2015 remain on track, with the following progress during the first half:

  Dampier incremental expansion to 230 Mt/a now fully operational

  Cape Lambert dredging for 283 Mt/a and 353 Mt/a expansions complete

  Cape Lambert piling needed for expansion to 283 Mt/a 75 per cent complete

On 8 February 2012, Rio Tinto approved $2.2 billion (Rio Tinto 100 per cent) to extend the life of the Nammuldi iron ore mine and $700 million (100 per cent basis $1.2 billion) for Cape Lambert port and rail early works for the capacity expansion to 353 Mt/a.

On 20 February 2012, Rio Tinto announced a $478 million (100 per cent basis $518 million) investment in autonomous trains for the Pilbara rail network. The first driverless train will be launched in 2014, with the AutoHaul™ automated train programme scheduled for completion a year later.

On 20 June 2012, Rio Tinto announced an investment of $2.0 billion (100 per cent basis $3.5 billion) over the next four years to complete the port and rail elements of the project to expand iron ore production capacity in the Pilbara to 353 Mt/a by the end of the first half of 2015. At the same time, a further $1.7 billion (Rio Tinto share 100 per cent) of largely sustaining capital expenditure was announced to extend the life of the Yandicoogina mine to 2021 and expand its nameplate capacity from 52 Mt/a to 56 Mt/a.

Rio Tinto's integrated operations will be progressively upgraded as follows:

  283 Mt/a by end of 2013 – Cape Lambert 53 Mt/a increment (in implementation)

  353 Mt/a by end of first half of 2015 – Cape Lambert 70 Mt/a increment (port, rail and power components fully approved)

At IOC, commissioning of the first phase expansion project, lifting capacity to 22 Mt/a, continued. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in late 2012.

On 25 April 2012, Rio Tinto announced the completion of the agreement with Chinalco’s listed subsidiary, Chalco, to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. As a result, a Chalco-led consortium made an earn-in payment of $1.35 billion. All on-going expenditure is now funded by cash calls made of all participants (including the International Finance Corporation). Government of Guinea participation remains subject to the exercise of its various option rights.

On 20 June 2012, Rio Tinto announced an investment of $501 million (100 per cent basis $1.0 billion) for detailed design studies, early works and long-lead items at Simandou. This is primarily for rail and port infrastructure, with first commercial production planned for mid-2015. Rio Tinto plans staged funding approvals with its partners for a progressive ramp up of the operation which will become a long-life, low-cost operation producing one of the highest grade iron ores on the market. Timing of the ramp up is dependent on receiving necessary approvals from the Government of Guinea and on the Government of Guinea progressing and finalising its financing strategy.

Rio Tinto 2012 Form 6-K      12

Aluminium

	First half	First half
	2012	2011	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	14,493	13,323	+9%
Alumina (000 tonnes)	3,136	2,809	+12%
Aluminium (000 tonnes)	1,048	1,190	-12%
Gross sales revenue ($ millions)	5,022	6,374	-21%
Underlying EBITDA ($ millions)	556	1,080	-49%
Underlying earnings ($ millions)	24	344	-93%
Capital expenditure ($ millions)	1,156	734	+57%

The numbers in the above table exclude the production and financial results of 13 non-core assets that have been transferred to ‘Other Operations’ following the Group’s streamlining announcement on 17 October 2011. These assets are now managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

Performance

Rio Tinto Alcan’s underlying earnings of $24 million were 93 per cent lower than 2011 first half, mainly from significantly lower prices across the business, which decreased earnings by $406 million compared with 2011 first half. Favourable currency movements mainly from the weakening Canadian dollar against the US dollar were offset by unfavourable market movements in raw material costs, mainly coke, pitch and caustic. The recovery following abnormal flooding in 2011 in Queensland, Australia was more than offset by one-off events, mainly start-up costs at Yarwun 2 and the impact of reduced operations from the lockout at Alma and the transformer incident at Shawinigan.

Rio Tinto Alcan remains committed to deliver strong margin improvements (40 per cent) through targeting a sustainable incremental EBITDA improvement of $1 billion. This will be achieved through a reduced cost structure, disciplined portfolio management, business improvement initiatives and investment and expansion of tier one assets. A run rate of $250 million of annual EBITDA improvements have been achieved to date.

Markets

The 2012 first half cash LME aluminium price averaged $2,081 per tonne, a decrease of 15 per cent on 2011 first half. A significant portion of aluminium stocks remained locked in financing deals. As a result, regional premia for physical delivery of aluminium are at record levels.

Operations

Bauxite production during the first half was nine per cent higher than 2011 first half, notably at Weipa, driven by increased internal and third party demand.

Alumina production was 12 per cent higher than the first half of 2011, due to a strong performance at all refineries, notably at Queensland Alumina, where abnormal flooding in early 2011 affected coal quality, impacting production and equipment reliability.

Aluminium production was 12 per cent lower than 2011 first half, primarily reflecting the lockout at Alma (now resolved through signing of a new labour agreement) where two thirds of the smelter’s capacity had been curtailed throughout the first half of the year.

On 5 July 2012, Rio Tinto Alcan announced that Alma Works employees ratified a new collective labour agreement for the Alma smelter. This initiated the return to work process for the employees, followed by the progressive restart of the smelter’s production cells.

New projects and growth

Construction of the Yarwun 2 alumina refinery expansion was completed during the first half of 2012 and first bauxite was processed on 5 July 2012. First commercial production is expected in the third quarter of 2012 and the expansion is expected to ramp up to full capacity by the third quarter of 2013.

Rio Tinto 2012 Form 6-K      13

Copper

	First half	First half
	2012	2011	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	252.9	273.4	-8%
Refined copper (000 tonnes)	123.4	185.1	-33%
Mined molybdenum (000 tonnes)	5.8	7.9	-27%
Mined gold (000 oz)	153	346	-56%
Refined gold (000 oz)	155	204	-24%
Gross sales revenue ($ millions)	3,217	4,148	-22%
Underlying EBITDA ($ millions)	827	2,200	-62%
Underlying earnings ($ millions)	556	1,237	-55%
Capital expenditure ($ millions)	2,193	1,623	+35%

Performance

The Copper group’s underlying earnings of $556 million were 55 per cent lower than 2011 first half. This reflected the impact of lower prices and lower volumes from a temporary reduction in copper and gold grades at Kennecott Utah Copper and no metal share from Grasberg, lower prices and an increase in evaluation expenditure.

Markets

Prices in 2012 first half were generally lower than 2011 first half. Copper declined 14 per cent to 367 cents per pound, gold increased 14 per cent to $1,652 per ounce and molybdenum declined 17 per cent to $14.8 per pound.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to decrease underlying earnings by $279 million compared with 2011 first half.

At 30 June 2012, the Group had an estimated 235 million pounds of copper sales that were provisionally priced at US 348 cents per pound. The final price of these sales will be determined during the second half of 2012. This compared with 181 million pounds of open shipments at 31 December 2011, provisionally priced at US 344 cents per pound.

Operations

As previously guided, production of copper and gold in concentrates at Kennecott Utah Copper was lower during the first half of 2012 as mining progressed through lower grade areas of the open pit. A number of activities were scheduled to coincide with the period of lower ore grades and were successfully completed during the first half, including relocation of the in-pit conveyor at the mine and a 26 day maintenance shutdown at the smelter. Higher copper ore grades are expected to return during the second half of 2012.

At Escondida, mine production of copper increased 29 per cent compared with 2011 first half, due to higher copper grades and an increase in ore delivered to the concentrator attributable to improved material handling.

Based on the latest available Freeport estimates, 2012 production from Grasberg is not expected to reach the amount set in the metal sharing agreement because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto's share of joint venture production is expected to be zero for the year 2012.

New projects and growth

On 14 February 2012, Rio Tinto announced that it had approved $1.4 billion (Rio Tinto share) for two projects to support higher production at Escondida. Rio Tinto’s investment is expected to be funded through the company’s share of Escondida’s operating cash flows.

Rio Tinto 2012 Form 6-K      14

On 19 June 2012, Rio Tinto approved an investment of $660 million to extend the life of the Kennecott Utah Copper mine from 2018 to 2029. The investment includes the construction of mine infrastructure and new equipment to support pushing back the south wall of the mine.

On 24 January 2012, Rio Tinto increased its stake in Turquoise Hill to 51 per cent. Turquoise Hill owns 66 per cent of Oyu Tolgoi.

On 18 April 2012 Rio Tinto and Turquoise Hill signed an agreement under which Rio Tinto agreed to support and provide certain elements of a comprehensive funding package for Turquoise Hill that will underpin the development of the Oyu Tolgoi project. As part of the package, Rio Tinto replaced a number of the directors on the Turquoise Hill Board with Rio Tinto-nominated directors and also nominated a new management team, including the CEO and CFO.

Construction of the Oyu Tolgoi copper gold project was 90 per cent complete at the end of June. Mining and stockpiling of first ore began in April 2012, and the project remains on track to begin initial production in the second half of 2012 with commercial production of copper concentrate expected in the first half of 2013. The Phase 2 feasibility study is expected to be completed in the second half of 2012.

Ongoing progress has been made towards ensuring that electrical power from China will be available for the start of initial production at Oyu Tolgoi. Physical construction of all transmission infrastructure is complete and has been tested on both sides of the border.

On 20 July 2012, Turquoise Hill announced that the rights offering had completed, with 100 per cent of available shares subscribed, generating $1.8 billion in gross proceeds. Rio Tinto exercised all of its respective rights issued to it in the rights offering to maintain its 51 per cent interest.

Energy

	First half	First half
	2012	2011	Change
Production (Rio Tinto share)
Australian coal (000 tonnes)
Hard coking coal	3,705	3,403	+9%
Semi-soft coking coal	1,609	1,380	+17%
Thermal coal	8,912	8,780	+2%
Uranium (000’s pounds)	3,795	2,467	+54%
Gross sales revenue ($ millions)	2,862	2,992	-4%
Underlying EBITDA ($ millions)[1]	772	789	-2%
Underlying earnings ($ millions)[1]	307	375	-18%
Capital expenditure ($ millions)	934	531	+76%

1 EBITDA and underlying earnings in first half 2012 included $353 million and $249 million gain from the sale of interests in exploration properties.

Performance

The Energy group’s underlying earnings of $307 million were 18 per cent lower than 2011 first half. This was primarily due to cost inflation and lower prices for coking coal and uranium, which were partially offset by higher volumes and the sale of the Group's interests in exploration properties, including Extract Resources and Kalahari Minerals, which delivered a $249 million pre and post-tax gain.

Markets

Metallurgical coal supply from Australia normalised early in the year after flood impacts in 2011, however Australian supply disruptions for premium hard coking coal in the second quarter provided some short term support. Thermal coal demand in the traditional markets of Japan, Korea and Taiwan remains strong. Longer term we expect demand to improve, with Asian demand for both thermal and metallurgical coal continuing to grow, particularly in India and China, along with both countries’ preparedness to accept more imported coals in conjunction with domestic coal.

Rio Tinto 2012 Form 6-K      15

Post Fukushima, there has been little activity in uranium markets with prices showing a floor of around $50 a pound. In the medium term prices are expected to rebound as Japanese reactors gradually start up, and as new reactors continue to be built and are brought on line in China.

Operations

Production of hard coking coal and semi-soft coking coal were 9 per cent and 17 per cent above impacted the first half of 2011. Wet weather events in the first half of 2012 have again impacted production although to a lesser extent than was experienced in the first half of 2011.

Australian thermal coal production was two per cent higher than the 2011 first half. The combination of increased production at Clermont and the increase in ownership of Coal & Allied more than offset the negative impacts of wet weather events in Queensland and the knock-on effect of reduced explosives supplies experienced during the fourth quarter of 2011. After three decades of operation, Rio Tinto is currently planning its final production from the Blair Athol Mine which is expected before December 2012.

Uranium production was 54 per cent higher than 2011 first half. This was driven by the resumption of normal operations at the Ranger mine following extreme wet weather in 2011, together with improved crushing performance and slightly higher mill head grade at Rössing.

New projects and growth

On 25 June 2012, Rio Tinto announced that it had exported its first shipment of premium hard coking coal from its Benga Mine in the Moatize Basin in Mozambique. During the first half, Rio Tinto Coal Mozambique produced 123,000 tonnes of thermal coal (80,000 tonnes attributable) and 130,000 tonnes of hard coking coal (85,000 tonnes attributable) at Benga. As the mine is in the commissioning phase, costs net of revenues have been capitalised. Benga is expected to move to commercial production during the third quarter of 2012.

In the Bowen Basin in Queensland, Australia, drilling programmes to support Order of Magnitude studies near Hail Creek are nearing completion.

A review of the Mount Pleasant project in New South Wales, Australia, to identify ways to reduce costs is expected to run into 2013, after which an investment decision would be made.

At Rössing, in Namibia, preparations have been made for a third phase of drilling at the Z20 project.

Diamonds & Minerals

	First half	First half
	2012	2011	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	744	681	+9%
Borates (000 tonnes)	252	264	-4%
Diamonds (000 carats)	6,167	5,232	+18%
Gross sales revenue ($ millions)	1,721	1,621	+6%
Underlying EBITDA ($ millions)	469	302	+55%
Underlying earnings ($ millions)	203	98	+107%
Capital expenditure ($ millions)	369	231	+60%

Performance

The Diamonds & Minerals group’s underlying earnings of $203 million were 107 per cent higher than 2011 first half. The group benefited from higher prices across the industrial minerals business and increased diamonds production. Strong earnings were partially offset by higher study costs related to expanding titanium dioxide mining and refining capacity, and divestment of the talc business in mid-2011.

Rio Tinto 2012 Form 6-K      16

Markets

Demand for refined borates softened in the first half of 2012 due primarily to economic slowdown in Europe and Asia. Titanium dioxide markets softened in the first half of 2012 as a result of pigment inventory build-up and weaker economic growth. China now represents 30 per cent of global titanium dioxide feedstock demand.

Prices and demand outlook remain strong for industrial minerals in the medium and long term, driven primarily by urbanisation in emerging economies.

Demand for rough diamonds saw a modest slowdown in the first half of 2012 across established and emerging markets. The long term outlook for diamonds remains robust; short term fluctuations will continue in line with economy cycles and global conditions.

Operations

Titanium dioxide feedstocks production was nine per cent higher than the first half of 2011, when a furnace shutdown in Canada constrained production. The increase also reflected growth in ilmenite production at QIT Madagascar Minerals, following the implementation of dry mining and other improvement initiatives.

Borates production was four per cent lower than the first half of 2011, in response to market conditions.

Diamond production at Argyle was 24 per cent higher than the first half of 2011, due primarily to the impact of heavy rains and flooding in March 2011. Construction of the underground mine at Argyle is proceeding and production is scheduled to commence in the first half of 2013. Diavik production was eight per cent higher than 2011 first half, due to higher open pit volumes and improved grades.

On 27 March 2012, Rio Tinto announced a strategic review of its diamond business that will include exploring a range of options for potential divestment of its diamonds interests.

New projects and growth

On 1 February 2012, Rio Tinto announced that it will increase its stake in Richards Bay Minerals to 74 per cent through the acquisition of BHP Billiton's 37 per cent interest. The final consideration for the acquisition will be determined through a previously agreed valuation process. Completion is subject to regulatory approvals.

Other operations

Rio Tinto’s other operations incurred a first half loss after tax of $228 million compared with earnings of $91 million in 2011 first half. This primarily related to the 13 non-core aluminium assets which were transferred out of the Aluminium group following the 17 October 2011 streamlining announcement. These assets are now managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

On 28 March 2012, Rio Tinto announced that it had received a binding offer for its specialty aluminas business from H.I.G. The terms of the binding offer are confidential. The transaction completed on 1 August 2012.

On 21 May 2012, Rio Tinto announced that it had reached an agreement to sell Alcan Cable to General Cable Corporation for $185 million. The sale is expected to close later this year after the transaction receives all necessary regulatory clearances.

Central exploration

	First half	First half
	2012	2011	Change
($ millions)
Central exploration (post-tax)	(90)	(64)	-41%
Divestments	11	85	-87%
Post-tax (charge) / credit	(79)	21	-476%

Rio Tinto 2012 Form 6-K      17

Central exploration expenditure in 2012 (post divestments and post-tax) resulted in a charge to underlying earnings of $79 million compared with a credit of $21 million in 2011 first half, as the result of an increased spend on greenfield exploration. During 2012 first half, the Group realised $11 million (post tax) from the divestment of central exploration properties compared with $85 million in 2011 first half.

The Hathor acquisition was completed in the first half of 2012. A drilling programme is underway at Roughrider and has confirmed that extensions to known uranium resources are present. Exploration for additional mineralised bodies is also being planned.

Drilling programmes to define potential resources at two projects in the region around the Amargosa bauxite resource in Brazil are continuing to intercept encouraging bauxite intervals. Further assays received to date have confirmed encouraging potash grade and thickness from the drilling completed last quarter on the Saskatchewan potash project (Canada), a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron.  Access arrangements were secured ahead of a 3D-seismic survey to aid resource definition planned for the second half of 2012.

Rio Tinto 2012 Form 6-K      18

DIRECTORS’ REPORT
for the half year ended 30 June 2012

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2012 and likely future developments are given on pages 2 to 18. Important events that have occurred during the period and up until the date of this report are set out below. Further information in connection with acquisitions and disposals and the impact of these on the financial statements are set out on pages F-10 to F-13.

On 12 January 2012, Rio Tinto announced the completion of the acquisition of 100 per cent of the issued and outstanding shares of Hathor Exploration Limited for a price of C$4.70 per share.

On 24 January 2012, Rio Tinto announced that it had taken a majority stake in Turquoise Hill having purchased shares that took its interest to 51 per cent. On 30 July 2012, Rio Tinto announced the purchase of further shares under Turquoise Hill’s rights offering at a total cost of US$934,998,344, representing approximately 51 per cent of the shares offered under the rights offering.  Upon completion of the rights offering, Rio Tinto owned 510,968,850 shares representing an interest of approximately 51 per cent.

On 1 February 2012, following BHP Billiton's decision to exercise a put option agreed between Rio Tinto and BHP Billiton as part of Richards Bay Minerals (RBM’s) restructuring in 2009, the Group announced its intention to increase its stake in RBM to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest.

On 7 February 2012, Rio Tinto announced that John Varley had been appointed senior independent director to replace Andrew Gould upon his retirement from the boards in May 2012.

On 8 February 2012, the Group announced that it had committed a further US$3.4 billion (Rio Tinto share US$2.9 billion) to the expansion of its Pilbara iron ore operations, comprising US$2.2 billion to extend the life of the Nammuldi iron ore mine and US$1.2 billion for early infrastructure works for the proposed capacity expansion to 353 million tonnes per year. On 20 February 2012 the Group announced a US$518 million investment in autonomous trains for the Pilbara iron ore rail network.

On 14 February 2012, the Group announced that it had approved US$1.4 billion investment in two projects to support higher production at the Escondida copper mine in Chile in which Rio Tinto holds a 30 per cent interest.

On 20 March 2012, Rio Tinto announced that Rio Tinto had priced US$500 million of three-year, US$500 million of five-year, US$1 billion of 10-year and US$500 million of 30-year SEC-registered debt securities.

On 26 March 2012, the Group announced the completion of the US$5 billion Rio Tinto buy-back programme announced in February 2011 and subsequently increased to US$7 billion in August 2011.

On 27 March 2012, Rio Tinto announced that it had begun a strategic review of its diamond business that would include exploring a range of options for potential divestment of its diamond interests.

On 28 March 2012, Rio Tinto announced that it had received a binding offer for its specialty aluminas business from H.I.G. The transaction completed on 1 August 2012.

On 18 April 2012, Rio Tinto announced that it had signed an agreement with Turquoise Hill under which Rio Tinto agreed to support and provide certain elements of a comprehensive funding package for Turquoise Hill to underpin the development of the Oyu Tolgoi copper-gold mine in Mongolia. The parties also agreed that Rio Tinto, which owned 51 per cent of Turquoise Hill, would replace a number of the directors on the Turquoise Hill Board with Rio Tinto-nominated directors and also nominate a new management team. On 23 May 2012 Rio Tinto announced it had agreed to amend certain terms of the agreement announced on 18 April 2012 to address conditions of regulatory approval and more closely align the terms of the proposed Turquoise Hill rights offering with current market conditions.

Rio Tinto 2012 Form 6-K      19

On 25 April 2012, Rio Tinto and Chinalco's listed subsidiary, Chalco, completed the agreement to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. As a result, a consortium led by Chalco has made an earn-in payment of US$1.35 billion, in line with an agreement reached with Rio Tinto in March 2010, giving Chalco a 47 per cent interest.

On 9 May 2012, Rio Tinto announced that Chris Lynch had been appointed a member of the Audit committee with effect from 1 June 2012.

On 21 May 2012, Rio Tinto announced that it had reached an agreement to sell Alcan Cable to General Cable Corporation for US$185 million.

On 19 June 2012, the Group announced its intention to invest US$660 million over the next seven years to extend the life of its Kennecott Utah Copper Bingham Canyon mine in Salt Lake City from 2018 to 2029. The investment will enable production at an average of 180 thousand tonnes of copper, 185 thousand ounces of gold and 13.8 thousand tonnes of molybdenum a year from 2019 to 2029.

On 20 June 2012, Rio Tinto announced the next steps in its phased investment programme, committing US$4.2 billion (100 per cent basis US$6.2 billion) to develop its tier one iron ore business. The investment covers US$3.7 billion (100 per cent basis US$5.2 billion) for expansion of the industry-leading Pilbara iron ore operations in Western Australia and US$501 million (100 per cent basis US$1.0 billion) for further infrastructure development at the Simandou iron ore project in Guinea.

On 12 July 2012, the Group announced that Guy Elliott, the chief financial officer (CFO) and executive director intended to retire at the end of 2013. Mr Elliott is to continue in his role as CFO until a successor is appointed and remains on the Boards of Rio Tinto plc and Rio Tinto Limited as senior executive director. The Group also announced the appointments of Doug Ritchie to the role of group executive Strategy, Harry Kenyon-Slaney to the role of Energy chief executive, and Alan Davies to the role of Diamonds & Minerals chief executive.

Dividend

A 2011 final dividend was paid on 12 April 2012 to holders of Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADR holders. The 2011 final dividend, equivalent to 91 US cents per share, was determined by directors on 9 February 2012. Rio Tinto plc shareholders received 57.33 pence per share and Rio Tinto Limited shareholders received 84.20 Australian cents per share, based on the applicable exchange rates on 7 February 2012. Rio Tinto plc ADR holders received 91.56 US cents per ADR, based on the exchange rate on 3 April 2012 to convert from pounds sterling to US dollars.

The 2012 interim dividend, equivalent to 72.5 US cents per share, will be paid on 13 September 2012 to holders of Ordinary shares and ADRs. Rio Tinto plc shareholders will receive 46.43 pence per share and Rio Tinto Limited shareholders will receive 68.51 Australian cents per share based on the applicable exchange rates on 6 August 2012.

Rio Tinto 2012 Form 6-K      20

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2012

Group income statement

	Six months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Continuing operations
Consolidated sales revenue	25,336	29,056	60,537
Net operating costs (excluding items shown separately)	(17,881)	(17,450)	(36,260)
Impairment charges net of reversals (a)	(94)	(195)	(9,174)
(Loss)/gain on consolidation and disposal of interests in businesses (b)	(51)	13	185
Exploration and evaluation costs	(1,029)	(453)	(1,437)
Profits on disposal of interests in undeveloped projects (c)	381	85	89
Operating profit	6,662	11,056	13,940
Share of profit after tax of equity accounted units	554	443	704
Impairment after tax of investments in equity accounted units (a)	–	–	(592)
Profit before finance items and taxation	7,216	11,499	14,052
Finance items
Net exchange (losses) on external debt and intragroup balances	(185)	(47)	(154)
Net gains/(losses) on derivatives not qualifying for hedge accounting	41	(9)	51
Finance income	64	92	115
Finance costs	(145)	(295)	(497)
Amortisation of discount	(221)	(175)	(353)
	(446)	(434)	(838)
Profit before taxation	6,770	11,065	13,214
Taxation (d)	(678)	(2,997)	(6,439)
Profit from continuing operations	6,092	8,068	6,775
Discontinued operations
Profit/(loss) after tax from discontinued operations	–	10	(10)
Profit for the period	6,092	8,078	6,765
– attributable to non-controlling interests	207	491	939
– attributable to owners of Rio Tinto (Net earnings)	5,885	7,587	5,826
Basic earnings/(loss) per share (e)
Profit from continuing operations	317.8c	388.8c	303.5c
Profit/(loss) from discontinued operations	–	0.5c	(0.5c)
Profit for the period	317.8c	389.3c	303.0c
Diluted earnings/(loss) per share
Profit from continuing operations	315.9c	386.2c	301.5c
Profit/(loss) from discontinued operations	–	0.5c	(0.5c)
Profit for the period	315.9c	386.7c	301.0c
Dividends paid during the period (US$m)	1,674	1,233	2,236
Dividends per share: paid during the period (e)	91.0c	63.0c	117.0c
Dividends per share: proposed in the announcement of the results for the period	72.5c	54.0c	91.0c

(a)

Net impairment charges of US$94 million in 2012 relate mainly to the Specialty Alumina and Cable divisions which are treated as disposal groups held for sale in the statement of financial position. Divestment of the Specialty Alumina division was completed 1 August 2012.

Impairment charges of US$9,766 million (including US$592 million after tax relating to the Group's investments in equity accounted units) for the year ended 31 December 2011 related mainly to the Group's aluminium business: US$9,182 million, the Group's diamond business: US$467 million (net of impairment reversals of US$176 million) and US$117 million in other impairments less reversals.

All impairments were measured based upon an assessment of fair value.

In measuring the amount of impairment on the aluminium business, the Group compared the carrying value with its fair value less costs to sell ('FVLCS'), assessed using discounted cash flow techniques. This was in accordance with the requirements of IAS 36 'Impairment of Assets' since, in the Group's view, the aluminium business' value in use was lower than its FVLCS. The FVLCS of the aluminium business was lower than its carrying value, which resulted in impairment of US$9,182 million; including to investments in equity accounted units of US$579 million. A portion of the goodwill impairment arose on goodwill allocated to aluminium assets, now reported within Other Operations, following the change in managing structure for these businesses announced on 17 October 2011.

Of the net impairments to the Group's diamond businesses, US$456 million relates to Argyle and was caused by changes in assumptions about future capital costs required to complete the Argyle underground project. In addition, recovery in prices resulted in a US$112 million reversal of impairment relating to Diavik.

Rio Tinto 2012 Form 6-K   F- 1

(b)

Losses arising on the consolidation and disposal of interests in businesses for the six months ended 30 June 2012 include a US$38 million loss on consolidation of Ivanhoe Mines Limited (‘Ivanhoe’) on 24 January 2012. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd. (‘Turquoise Hill’).

The loss represents the excess of the historic cost of acquiring the Group's share of the assets and liabilities of Turquoise Hill excluding Oyu Tolgoi LLC (OT) (‘the non OT assets’) over the provisional fair value ascribed to those assets. The Group’s interest in the non OT assets is held through its investment in Turquoise Hill.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group's talc business and of its Colowyo mine. Refer to ‘Acquisitions and disposals’ on page F-10 to F-13.

(c)	Profits on disposal of interests in undeveloped projects in 2012 relate principally to the disposal of the Group's investments in Extract Resources Limited and Kalahari Minerals plc.
(d)

Taxation is net of a credit of US$1,114 million arising from recognition of a deferred tax asset following introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to prima facie tax reconciliation on page F-10.

(e)

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,851.9 million (30 June 2011: 1,948.8 million; 31 December 2011: 1,923.1 million), being the average number of Rio Tinto plc shares outstanding of 1,416.1 million (30 June 2011: 1,513 million; 31 December 2011: 1,487.3million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 435.8 million (30 June 2011: 435.8 million; December 2011: 435.8 million). The profit and loss figures used in the calculation of basic and diluted earnings per share are based on profits and losses attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings/(loss) per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Rio Tinto 2012 Form 6-K   F- 2

Group statement of comprehensive income

	Six months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Profit after tax for the period	6,092	8,078	6,765
Other comprehensive income:
Currency translation adjustment (a)	(535)	1,926	(974)
Currency translation on companies disposed
of transferred to the income statement	–	48	46
Cash flow hedge fair value (losses)/gains:
– Cash flow hedge (losses)/gains	(18)	(67)	82
– Cash flow hedge losses transferred to the income statement	60	75	141
– Losses on revaluation of available for sale securities	(72)	(142)	(236)
– Gains on revaluation of available for sale securities transferred to the income statement	(342)	(2)	(19)
Actuarial losses on post retirement benefit plans	(585)	(463)	(1,956)
Share of other comprehensive (loss)/income of equity accounted units net of tax	(45)	151	48
Tax relating to components of other comprehensive income	122	53	468
Other comprehensive (loss)/income for the period, net of tax	(1,415)	1,579	(2,400)
Total comprehensive income for the period	4,677	9,657	4,365

– attributable to owners of Rio Tinto	4,505	9,049	3,504
– attributable to non-controlling interests	172	608	861

(a)  Currency translation arising from Rio Tinto Limited's share capital of US$62 million for the period ended 30 June 2012 is disclosed in the Statement of changes in equity. Refer to Statement of changes in equity on page F-6.

Rio Tinto 2012 Form 6-K   F- 3

Group statement of cash flows

	Six months to 30 June 2012 US$m	Restated (b) Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Cash flows from consolidated operations (a)	7,605	12,196	26,589
Dividends from equity accounted units	234	680	799
Cash flows from operations	7,839	12,876	27,388
Net interest paid	(391)	(320)	(613)
Dividends paid to holders of non-controlling interests in subsidiaries	(315)	(237)	(548)
Tax paid	(3,818)	(3,663)	(6,197)
Net cash generated from operating activities	3,315	8,656	20,030
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates, net of cash acquired (b)	369	(3,015)	(4,156)
Disposals of subsidiaries, joint ventures & associates	40	9	387
Purchase of property, plant & equipment and intangible assets	(7,561)	(5,134)	(12,335)
Sales of financial assets	623	23	104
Purchases of financial assets	(33)	(132)	(146)
Other funding of equity accounted units	(182)	(123)	(745)
Other investing cash flows	16	(41)	53
Cash used in investing activities	(6,728)	(8,413)	(16,838)
Cash flows before financing activities	(3,413)	243	3,192
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(1,674)	(1,233)	(2,236)
Own shares purchased from Rio Tinto shareholders	(1,496)	(2,359)	(5,504)
Proceeds from additional borrowings	2,549	2,485	4,704
Cash movement on EAU funded balances (c)	–	687	1,683
Repayment of borrowings	(95)	(479)	(496)
Purchase of non-controlling interests (b)	(77)	(1,966)	(2,243)
Proceeds from issue of shares to non-controlling interests (d)	1,601	48	424
Other financing cash flows	27	6	242
Cash used in financing activities	835	(2,811)	(3,426)
Effects of exchange rates on cash and cash equivalents	133	104	(71)
Net (decrease) in cash and cash equivalents	(2,445)	(2,464)	(305)
Opening cash and cash equivalents less overdrafts	9,654	9,959	9,959
Closing cash and cash equivalents less overdrafts (e)	7,209	7,495	9,654
(a) Cash flows from consolidated operations
Operating profit	6,662	11,056	13,940
Adjustments for:
Loss/(gain) on consolidation and on disposal of interests in businesses	51	(13)	(185)
Impairment charges net of reversals	94	195	9,174
Depreciation and amortisation	2,050	1,837	3,817
Provisions (including exchange differences on provisions)	293	391	961
Utilisation of provisions	(429)	(327)	(627)
Utilisation of provision for post retirement benefits	(266)	(297)	(678)
Change in inventories	(503)	(526)	(1,000)
Change in trade and other receivables	337	(302)	108
Change in trade and other payables	(442)	249	1,239
Other items	(242)	(67)	(160)
	7,605	12,196	26,589

(b)

Cash flows in 2011 relating to the Group's purchase of its 100 per cent interest in Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited) are allocated between investing and financing activities in accordance with the presentation requirements for acquisitions taking place in stages under IAS 7 'Cash flow statements'. In the interim Financial statements released on 4 August 2011 for the six months ended 30 June 2011, all cash flows relating to the purchase of interests in Rio Tinto Coal Mozambique were included within investing activities. These comparatives have been restated to conform with the 2011 full year presentation. Refer to 'Acquisitions and disposals’ on page F-10 to F13.

(c)	Refer to consolidated net debt note on page F-9.
(d)

Cash proceeds from the issue of shares to non-controlling interests include US$1.5 billion from the issue of shares in Simfer Jersey to Chalco. Refer to note (c) in the statement of changes in equity on page F-6.

Closing cash and cash equivalents less overdrafts at 30 June 2012 differs from cash and cash equivalents on the statement of financial position as it includes overdrafts of US$85 million (30 June 2011: US$12 million; 31 December 2011: US$16 million) reported within 'borrowings and other financial liabilities' and US$8 million (30 June 2011: US$9 million; 31 December 2011: nil) relating to assets of disposal groups held for sale.

Rio Tinto 2012 Form 6-K   F- 4

Group statement of financial position

	30 June 2012 US$m	31 December 2011 US$m	30 June 2011 US$m
Non-current assets
Goodwill	8,246	8,187	16,372
Intangible assets	7,973	7,955	7,625
Property, plant and equipment	70,395	64,967	61,065
Investments in equity accounted units	8,302	9,833	9,948
Inventories	440	381	280
Trade and other receivables	2,335	2,365	2,555
Deferred tax assets (a)	2,813	1,875	1,993
Other financial assets (including tax recoverable and loans to equity accounted units)	1,217	1,996	1,594
	101,721	97,559	101,432
Current assets
Inventories	5,560	5,307	5,258
Trade and other receivables	5,550	6,058	6,510
Tax recoverable	227	278	488
Other financial assets (including loans to equity accounted units)	482	585	654
Cash and cash equivalents	7,286	9,670	7,498
	19,105	21,898	20,408
Assets of disposal groups held for sale (b)	417	88	495
Total assets	121,243	119,545	122,335
Current liabilities
Borrowings and other financial liabilities	(1,769)	(1,447)	(1,051)
Trade and other payables	(8,431)	(9,381)	(8,297)
Tax payable	(967)	(2,651)	(2,047)
Provisions including post retirement benefits	(1,472)	(1,487)	(1,402)
	(12,639)	(14,966)	(12,797)
Non-current liabilities
Borrowings and other financial liabilities	(19,409)	(20,357)	(17,772)
Trade and other payables	(723)	(719)	(717)
Tax payable	(309)	(382)	(414)
Deferred tax liabilities	(5,794)	(6,210)	(6,558)
Provisions including post retirement benefits	(16,653)	(17,670)	(14,570)
	(42,888)	(45,338)	(40,031)
Liabilities of disposal groups held for sale (b)	(149)	(33)	(208)
Total liabilities	(55,676)	(60,337)	(53,036)
Net assets	65,567	59,208	69,299
Capital and reserves
Share capital (c)
– Rio Tinto plc	230	234	243
– Rio Tinto Limited (excluding Rio Tinto plc interest)	5,520	5,582	5,874
Share premium account	4,235	4,208	4,300
Other reserves	13,775	14,731	17,422
Retained earnings	31,915	27,784	35,022
Equity attributable to owners of Rio Tinto	55,675	52,539	62,861
Attributable to non-controlling interests	9,892	6,669	6,438
Total equity	65,567	59,208	69,299

(a)	An additional deferred tax asset was recognised following the introduction of Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to prima facie tax reconciliation on page F-10.
(b)

Assets and liabilities held for sale as at 30 June 2012 comprise the Specialty Alumina and Cable divisions acquired with Alcan, and Zululand Anthracite Colliery, which was acquired with Riversdale Mining Limited. Divestment of the Specialty Alumina division was completed 1 August 2012.

(c)

At 30 June 2012, Rio Tinto plc had 1,410.6 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public, excluding those held by Rio Tinto plc. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$21.37 (31 December 2011: US$19.44; 30 June 2011: US$20.20).

Rio Tinto 2012 Form 6-K   F- 5

Group statement of changes in equity

Periods ended 30 June 2012

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208
Total comprehensive income for the period (a)	–	–	(939)	5,444	4,505	172	4,677
Currency translation arising from Rio Tinto Limited's share capital	(62)	–	–	–	(62)	–	(62)
Dividends	–	–	–	(1,674)	(1,674)	(315)	(1,989)
Share buyback schemes	(4)	–	4	(791)	(791)	–	(791)
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(57)	–	(57)	–	(57)
Treasury shares reissued	–	27	–	1	28	–	28
Newly consolidated companies (b)	–	–	–	–	–	2,883	2,883
Change in equity held by Rio Tinto: (c)	–	–	–	1,088	1,088	418	1,506
Shares issued to non-controlling interests	–	–	–	–	–	42	42
Employee share options taken to the income statement	–	–	36	63	99	23	122
Closing balance	5,750	4,235	13,775	31,915	55,675	9,892	65,567

(a)	Refer to Statement of comprehensive income for further details.
(b)

Rio Tinto gained control of the non OT assets on 24 January 2012 ('the acquisition date') when its share in Ivanhoe Mines Limited (‘Ivanhoe’) reached 51 per cent. The Group had gained control of OT in December 2010 by virtue of its contractual rights which permit it to exercise control over certain policies and activities of OT. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd. (’Turquoise Hill’).

The $2,883 million relating to newly consolidated companies represents non-controlling interests in the non OT assets, of which US$1,439 million relates to the 49 per cent share of Ivanhoe's non Rio Tinto Shareholders in net loans receivable from Rio Tinto group companies.

Refer to Acquisitions and disposals on page F-10 to F-13 for further information.
(c)

The majority of the adjustments to equity held by Rio Tinto arrive from Chalco's acquisitions of shares in Simfer Jersey Ltd. ('Simfer'), as set out in the Simandou Joint Development Agreement ('SJDA'). Chalco made a payment of US$1.35 billion on 24 April 2012 in exchange for an equity interest of 47 per cent in Simfer, with a subsequent cash call of US$200 million, which resulted in Chalco being issued shares in Simfer equal to its equity interest. The transaction resulted in an adjustment to retained earnings attributable to owners of Rio Tinto of US$1.01 billion, relating to the excess of consideration received over the carrying value of Rio Tinto's interest transferred.

Rio Tinto 2012 Form 6-K   F- 6

Group statement of changes in equity (continued)

Periods ended 30 June 2011

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512
Total comprehensive income for the period (a)	–	–	1,801	7,248	9,049	608	9,657
Currency translation arising from Rio Tinto Limited's share capital	273	–	–	–	273	–	273
Dividends	–	–	–	(1,233)	(1,233)	(237)	(1,470)
Share buyback schemes	(3)	–	–	(2,958)	(2,961)	–	(2,961)
Own shares purchased / treasury shares reissued for share options and other items	–	42	(55)	(36)	(49)	–	(49)
Newly consolidated operations	–	–	–	–	–	1,498	1,498
Change in equity held by Rio Tinto (b), (c)	–	–	–	(538)	(538)	(1,741)	(2,279)
Company no longer consolidated	–	–	–	–	–	(3)	(3)
Shares issued to non-controlling interests	–	–	–	–	–	48	48
Employee share options taken to the income statement	–	–	33	40	73	–	73
Closing balance	6,117	4,300	17,422	35,022	62,861	6,438	69,299

(a)	Refer to Statement of comprehensive income for further details.
(b)

The purchase of Riversdale was treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. Subsequent to the acquisition date, non-controlling interests reduced by US$1,487 million as Rio Tinto increased its interests in Riversdale to 99.8 per cent. An amount of US$479 million was recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to ‘Acquisitions and disposals’ on page F-10 to F13 for further information.

(c)

A reduction of US$254 million in non-controlling interests arose as Rio Tinto increased its economic share in Oyu Tolgoi through the acquisition of additional interests in Ivanhoe Mines Limited. Adjustments to retained earnings attributable to owners of Rio Tinto of US$59 million relate to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in Oyu Tolgoi. Refer to ‘Acquisitions and disposals’ on pages F-10 to F-13 for further information.

Rio Tinto 2012 Form 6-K   F- 7

Group statement of changes in equity (continued)

Periods ended 31 December 2011

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512
Total comprehensive income for the year (a)	–	–	(924)	4,428	3,504	861	4,365
Currency translation arising on Rio Tinto Limited's share capital	(19)	–	–	–	(19)	–	(19)
Dividends	–	–	–	(2,236)	(2,236)	(548)	(2,784)
Share buyback schemes	(12)	–	12	(6,210)	(6,210)	–	(6,210)
Own shares purchased / treasury shares reissued for share options and other items	–	(50)	(71)	10	(111)	–	(111)
Newly consolidated operations	–	–	–	–	–	1,555	1,555
Change in equity held by Rio Tinto (b), (c), (d)	–	–	–	(793)	(793)	(1,882)	(2,675)
Shares issued to holders of non-controlling interests	–	–	–	–	–	424	424
Company no longer consolidated	–	–	–	–	–	(6)	(6)
Employee share options	–	–	71	86	157	–	157
Closing balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208

(a)	Refer to Statement of comprehensive income for further details.
(b)

The purchase of Riversdale was treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. These non-controlling interests were reversed as Rio Tinto increased its interests in Riversdale to 100 per cent. An amount of US$479 million was recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to Acquisitions and disposals on page F-10 to F-13 for further information.

(c)

A reduction of US$339 million in non-controlling interests arose as Rio Tinto increased its economic share in Oyu Tolgoi through the acquisition of additional interests in Ivanhoe Mines Limited. Adjustments to retained earnings attributable to owners of Rio Tinto of US$129 million relate to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in Oyu Tolgoi. Refer to Acquisitions and disposals on pages F-10 to F-13 for further information.

(d)

In relation to the Group's purchase of an additional stake in Coal & Allied, adjustments to retained earnings of US$185 million were made for the excess of consideration paid to acquire shareholdings of US$45 million from non-controlling interests.

1     Basis of preparation

The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with IAS 34 'Interim financial reporting' as adopted by the European Union ('EU'), the Disclosure and Transparency Rules of the Financial Services Authority and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 22 December 2010 (as amended on 17 February 2012).

Accounting policies

The IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2011.

Rio Tinto 2012 Form 6-K   F- 8

The financial information by business unit and the geographic analysis of sales by destination provided on pages 7 to 8 and F-9 of this press release respectively satisfy the disclosure requirements of IFRS 8 for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

2     Consolidated net debt

	30 June 2012 US$m	31 December 2011 US$m	30 June 2011 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(8,451)	(4,071)	(4,071)
Adjustment on currency translation	325	(39)	(659)
Exchange (losses)/gains charged to the income statement	(184)	(85)	682
Cash movements excluding exchange movements	(5,025)	(4,498)	(4,566)
Debt of acquired companies (b)	(186)	–	–
Other movements	332	242	25
Closing balance	(13,189)	(8,451)	(8,589)
Total borrowings in the statement of financial position (c)	(20,875)	(21,448)	(18,175)
Derivatives related to net debt (included within 'Borrowings and other financial assets/liabilities')	370	345	194
EAU funded balances excluded from net debt	30	2,982	1,894
Adjusted total borrowings	(20,475)	(18,121)	(16,087)
Cash and Cash equivalents	7,286	9,670	7,498
Consolidated net debt	(13,189)	(8,451)	(8,589)

(a)

The Group updated its definition of net debt in 2011, such that it is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This modification is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary. Following consolidation of Turquoise Hill Resources Ltd. (‘Turquoise Hill’, formerly Ivanhoe Mines Limited) on 24 January 2012 EAU funded balances in respect of Turquoise Hill and Oyu Tolgoi have been eliminated.

(b)	Relates to the consolidation of Turquoise Hill on 24 January 2012. Refer to ‘Acquisitions and disposals’ note on page F-10 to F-13.
(c)

Total borrowings are combined with other current financial liabilities of US$164 million (31 December 2011: US$184 million; 30 June 2011: US$302 million) and non-current financial liabilities of US$139 million (31 December 2011: US$172 million; 30 June 2011: US$346 million) in the statement of financial position.

3      Geographical analysis (by destination)

Six months to 30 June 2012%	Six months to 30 June 2011%	Year to 31 December 2011%	Sales revenue by destination	Six months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
30.6	29.0	30.9	China	8,501	9,153	20,149
16.4	15.3	16.3	Japan	4,549	4,846	10,671
15.8	16.2	15.8	Other Asia	4,383	5,129	10,322
12.9	14.2	13.8	United States of America	3,576	4,493	9,019
11.5	11.8	11.6	Other Europe (excluding United Kingdom)	3,203	3,725	7,549
3.5	3.7	2.9	Canada	960	1,158	1,926
2.5	2.7	2.5	Australia	699	857	1,643
1.3	1.6	1.4	United Kingdom	375	506	922
5.5	5.5	4.8	Other	1,555	1,731	3,097
100.0	100.0	100.0	Gross sales revenue (a)	27,801	31,598	65,298
			Share of equity accounted units' sales	(2,465)	(2,542)	(4,761)
			Consolidated sales revenue	25,336	29,056	60,537

(a)  Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by Business unit on page 7). Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in sales revenue.

Rio Tinto 2012 Form 6-K   F- 9

4      Prima facie tax reconciliation

	Six months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Profit before taxation	6,770	11,065	13,214
Deduct: share of profit after tax of equity accounted units	(554)	(443)	(704)
Add: impairment after tax of investments in equity accounted units (a)	–	–	592
Parent companies' and subsidiaries' profit before tax	6,216	10,622	13,102

Prima facie tax payable at UK rate of 24% (2011: 26%)	1,492	2,762	3,407
Higher rate of tax on Australian earnings at 30%	406	341	759
Impact of items excluded from underlying earnings
Impairment charges	44	13	1,909
Gains on disposal of businesses and on newly consolidated operations	12	(19)	(30)
Foreign exchange on intra-group balances	22	(99)	22
Foreign exchange on external debt	2	2	(5)
Foreign exchange on derivatives and other excluded items	(7)	(2)	(2)
Impact of tax law changes on recognition of deferred tax assets (b)	(1,114)	–	342
Other exclusions	6	(46)	(91)
Other tax rates applicable outside the UK and Australia	(58)	91	112
Resource depletion and other depreciation allowances	(61)	(91)	(182)
Research, development and other investment allowances	(30)	(40)	(78)
Impact of changes in tax rates and laws	(20)	21	20
Recognition of previously unrecognised deferred tax assets	(83)	–	–
Unrecognised current year operating losses	137	70	272
Foreign exchange differences	–	(1)	(3)
Withholding taxes	–	14	27
Other items	(70)	(19)	(40)
Total taxation charge (c)	678	2,997	6,439

(a)	Impairment in investments in equity accounted units is net of tax credits of US$349 million for the year ended 31 December 2011.
(b)

Minerals Resource Rent Tax ('MRRT') is an additional tax on profits from the mining of iron ore and coal in Australia, which came into effect on 1 July 2012. In computing MRRT liabilities, a deduction is given in respect of the market value of the mining assets as at 1 May 2010. A deferred tax asset is recognised on the temporary difference between the amount that is deductible for tax purposes and the carrying value of the assets in the accounts, to the extent that its recovery is probable. This temporary difference will reverse over the life of the mines.

(c)

This tax reconciliation relates to the Group's parent companies, subsidiaries and proportionally consolidated units. The Group's share of profit of equity accounted units is net of tax charges of US$308 million (30 June 2011: US$320 million; 31 December 2011: US$507 million).

5      Acquisitions and disposals

30 June 2012

Acquisitions

Consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) Excluding Oyu Tolgoi LLC

On 17 January 2012, Rio Tinto exercised its subscription right for anti-dilution. The subscription right entitled Rio Tinto to be issued 439,216 new shares in Ivanhoe Mines Limited (‘Ivanhoe’) at a price of approximately US$19.38 per share, for total consideration of US$8 million, increasing the Group's share in Ivanhoe to 48.97 per cent (from the 48.94 per cent ownership at 31 December 2011 after dilutive activity.)

Rio Tinto 2012 Form 6-K   F- 10

On 24 January 2012 ('the acquisition date'), Rio Tinto purchased 15,100,000 shares of Ivanhoe from the market,(two sellers in a privately negotiated share purchase transaction), to increase its holding in Ivanhoe from 48.97 per cent to 51.01 per cent. The shares were purchased for an aggregate of US$299 million (C$302 million) at a price per share of US$19.79 (C$20.00). After completion of the share purchase, Rio Tinto owned 377,397,658 common shares in Ivanhoe.

The 24 January 2012 acquisition gave Rio Tinto control of the assets in Ivanhoe other than those relating to Oyu Tolgoi LLC ('OT'), which are primarily copper, gold and coal mining properties along with other exploration properties. The group had gained control of OT in December 2010 by virtue of its contractual rights which permit it to exercise control over certain policies and activities of OT.

Rio Tinto's move to a majority stake in Ivanhoe reinforced its commitment to developing OT as a low cost, long life asset in a sustainable and mutually beneficial manner with the Government and people of Mongolia. On 2 August 2012 Ivanhoe was renamed Turquoise Hill Resources Ltd. (‘Turquoise Hill’).

100 per cent of the identifiable assets and liabilities of Turquoise Hill not related to OT ('non OT assets') were consolidated on 24 January 2012.

Due to the complexity of the valuation process, fair values on consolidation are provisional and will be subject to further review during the 12 months from the date on which the Group gained control of the non OT assets of Turquoise Hill.

Fair values on consolidation of the identifiable non OT assets and liabilities were provisionally estimated as follows.

Provisional fair value US$m
Property, plant & equipment	1,249
Cash	693
Other assets and liabilities	311
Non-controlling interests	(1,444)
Goodwill	156
Net attributable assets including goodwill at the acquisition date	965
Total Consideration:
Provisional fair value of equity interest in Turquoise Hill (excluding OT)	805
Cash price for additional 2 per cent interest	299
Less cash price attributed to OT	(78)
Less cash price attributed to loans receivable less payable from Rio Tinto group companies	(61)
Total	965
Reconciliation of loss on gaining control
Provisional fair value of equity interest in Turquoise Hill (excluding OT)	805
Book value of equity interest owned by Rio Tinto	843
Loss on control	(38)
Reconciliation of amount included in cash flow
Cash price paid for additional 2 per cent interest	299
Less: Cash acquired on acquisition	(693)
Net cash inflow included in the acquisition of subsidiaries line in the cash flow	(394)

Acquisitions and disposals (continued)

As required by IFRS 3, the identifiable assets and liabilities exclude balances receivable by Turquoise Hill from OT and balances payable to Rio Tinto by Turquoise Hill. Under IFRS 3, such balances are deemed to be ‘settled’ at acquisition as they eliminate on consolidation. There was, however, no actual settlement of the balances and they remain due and payable. The element of the US$299 million cost of the additional two per cent interest in Turquoise Hill acquired which is deemed to relate to these balances is included in the US$394 million inflow on the acquisition of subsidiaries line of the cash flow. Shareholder loans of US$3.3 billion due from OT to Turquoise Hill were included in the Group’s external borrowings at 31 December 2011 and there were other immaterial balances between the non OT assets and Rio Tinto subsidiaries which were included in the Group’s receivables and payables. At the date of gaining control these amounts totalled US$2.9 billion and eliminated with the newly consolidated balances of Turquoise Hill. Where applicable, the interest rate payable on these balances was deemed to be a market rate and there was therefore no gain or loss on deemed settlement.

Rio Tinto 2012 Form 6-K   F- 11

Non-controlling interests arise from the 49 per cent of the non OT assets of Turquoise Hill not owned by Rio Tinto and from the portions of the assets and liabilities of Turquoise Hill subsidiaries not owned 100 per cent by Turquoise Hill. Non-controlling interests are recognised at their proportionate share of the fair value of the identifiable assets and liabilities of the companies in which they hold an interest.

Goodwill arising on consolidation of US$156 million comprises control premium of US$124 million and US$32 million calculated in accordance with the requirement in IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base. This goodwill is not deductible for tax purposes.

For the period since acquisition, sales revenue and results for the non OT assets were not material to the consolidated income statement, and accordingly the impact of consolidating the non OT assets on 1 January 2012 rather than 24 January 2012 would also not have been material.

30 June and 31 December 2011

Acquisitions

Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited)

On 8 April 2011,('the acquisition date'), Rio Tinto acquired a controlling 52.6 per cent interest in Riversdale Mining Limited ('Riversdale'). Subsequent to the acquisition date, Rio Tinto continued to increase its interest in Riversdale and on 7 July 2011, its interest increased to 100 per cent; consideration paid for the remaining 47.4 per cent was US$1,977 million. Riversdale was delisted on 7 July 2011 and subsequently renamed Rio Tinto Coal Mozambique ('RTCM'). Due to the mutual proximity of the dates of individual increases in Rio Tinto's shareholding prior to the acquisition date, the transactions were accounted for as an acquisition taking place in only two stages, first the acquisition of a controlling interest on 8 April 2011, and secondly the purchase of additional interests after the acquisition date.

Provisional fair values on consolidation were determined for RTCM at 30 June 2011. The fair values were finalised by 8 April 2012, 12 months after the acquisition date.

Cash flows relating to the Group's purchase of its interest in RTCM during 2011 are allocated between investing and financing activities in accordance with the presentation requirements for staged acquisitions under IAS 7 'Cash flow statements'. In the interim Financial Statements for the six months ended 30 June 2011, all cash flows relating to the purchase of interests in RTCM were included within investing activities. Comparative figures for the six months ended 30 June 2012 have been restated accordingly. Goodwill arising on acquisition comprises US$530 million, being Rio Tinto's 52.6 per cent share at the acquisition date, of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base.

Hathor Exploration Limited

During 2011, between April and October, Rio Tinto built up a 5.8 per cent interest in Hathor Exploration Limited (‘Hathor’), a uranium exploration company listed on the Toronto Stock Exchange. In October, an all cash offer was made for the remaining shares. On 30 November 2011 the conditions of the offer were satisfied and Rio Tinto acquired a controlling interest of 70.2 per cent of Hathor. By 31 December 2011 the Group's ownership had reached 88.0 per cent; by 12 January 2012 the remaining 12.0 per cent was acquired and Hathor has since been delisted from the Toronto Stock Exchange. Due to the mutual proximity of the dates of individual increases in Rio Tinto's shareholding subsequent to the acquisition date, and before the end of the year, these transactions were accounted for as taking place in one stage, at 30 November 2011 ('the acquisition date'), resulting in an ownership interest of 88 per cent being recognised at the acquisition date.

Fair values recognised on acquisition were provisional and remain subject to finalisation within 12 months of the acquisition date.

Rio Tinto 2012 Form 6-K   F- 12

Goodwill arising on acquisition comprises US$150 million, being Rio Tinto’s 88 per cent share of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities with their tax base.

Ivanhoe Mines Limited

During the year ended 31 December 2011, Rio Tinto increased its ownership of shares in Ivanhoe Mines Limited ('Ivanhoe') as follows:

					Ownership after transaction
Date	Description	Shares acquired (million)	Price per Share	Aggregate consideration US$ million	Shares (million)%
2 February 2011	Rights offering	34.4	C$13.93	477	263.6	40.3
3 February 2011	Share purchase	10.0	US$ 25.34	253	273.6	41.9
3 February 2011	Share rights purchase	1.5	C$13.93	21	275.1	42.1
21 June 2011	Warrant exercise	55.2	US$9.10	502	330.3	46.5
24 August 2011	Exercise of rights to subscribe	27.9	C$18.98	536	358.2	48.5
27 September 2011	Share purchase agreement	3.7	C$19.75	71	361.9	49.0
Total		132.7		1,860

Other disclosures

6      Capital commitments

Capital commitments, including those relating to joint ventures and associates were US$16,267 million (30 June 2011: US$9,627 million; 31 December 2011: US$13,041 million). Capital commitments incurred by the Group relating to joint ventures and associates amount to US$1,591 million (30 June 2011: US$373 million; 31 December 2011: US$215 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$538 million (30 June 2011: US$879 million; 31 December 2011: US$1,260 million). Rio Tinto's share of capital commitments of joint ventures amount to US$665 million (30 June 2011: US$259 million, 31 December 2011: US$1,495 million).

7      Contingent liabilities

Contingent liabilities, including those relating to joint ventures and associates were US$1,274 million (30 June 2011: US$879 million; 31 December 2011: US$931 million).

Other disclosures (continued)

8      Related party matters

Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers and sales to Equity Accounted Units previously consolidated within the Group's Aluminium business.

Income statement items	Six months to 30 June 2012 US$m	Six months to 30 June 2011 US$m	Year to 31 December 2011 US$m
Purchases from equity accounted units	(1,874)	(1,809)	(4,211)
Sales to equity accounted units	1,769	1,998	4,079
Cash flow statement items
Cash movement on EAU funded balances	–	1,089	1,683
Net funding of equity accounted units	(182)	(123)	(745)

Rio Tinto 2012 Form 6-K   F- 13

Balance sheet items	30 June 2012 US$m	31 December 2011 US$m	30 June 2011 US$m
Investments in equity accounted units	8,302	9,833	9,948
Loans to equity accounted units	183	589	197
Loans from equity accounted units	(183)	(3,472)	(2,338)
Trade and other receivables: amounts due from equity accounted units	1,366	1,374	1,564
Trade and other payables: amounts due to equity accounted units	(519)	(589)	(746)

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund ('PPF'), to cover 105 per cent of the Fund's liabilities measured on the PPF's prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities, and a guarantee from British Alcan Aluminium plc to the British Alcan Pension Plan, covering the contributions due from participating employers up to a PPF funding level of 105 per cent.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

9      Events after the statement of financial position date

Refer to the note on acquisitions and disposals on pages F-10 to F-13 for events after the statement of financial position date in relation to acquisitions and disposals.

On 20 July 2012, Turquoise Hill Resources Ltd (‘Turquoise Hill', formerly Ivanhoe Mines Limited) announced the successful completion of a US$1.8 billion rights offering for common shares, which was fully subscribed by both Rio Tinto and non-controlling shareholders. As a result, proceeds from issue of shares to non-controlling interests of US$0.9 billion will be recognised as a financing item in the Group statement of cash flows. As a result of the offering Rio Tinto's ownership in common Turquoise Hill shares increased to 510,968,850, maintaining its ownership of approximately 51 per cent of outstanding common shares.

Divestment of the Specialty Alumina division was completed on 1 August 2012.

Other than the items relating to acquisitions and disposals referenced above, no events were identified after the statement of financial position date which could be expected to have a material impact on the consolidated interim financial statement included in this report.

Rio Tinto 2012 Form 6-K   F- 14